UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 18)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Jackie Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,351,638,353	$1,308,472

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 254,839,847 (the number of shares of common stock of the subject company (“Shares”) issued and outstanding as of July 31, 2010) and (y) $69.00 (the per Share offer price); and (ii) the product of (x) 37,230,306 (the number of Shares issuable upon exercise of outstanding options, warrants and rights as of December 31, 2009) and (y) $20.62 (the difference between the $69.00 per Share offer price and $48.38, the weighted-average exercise price of such options, warrants and rights). The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and the number and weighted-average exercise price of the subject company’s options, warrants and rights is reported in the subject company’s Definitive Proxy Statement filed April 26, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,308,472	Filing Party:	Sanofi-Aventis
Form of Registration No.:	Schedule TO	Date Filed:	October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 18 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”) and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), at a purchase price of $69.00 per Share net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Genzyme shareholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Parent, Purchaser and Genzyme have entered into an Agreement and Plan of Merger, dated as of February 16, 2011 (the “Merger Agreement”). Parent may not sell any securities referenced by the Merger Agreement until a registration statement filed with the SEC with respect to such securities is effective. Pursuant to the Merger Agreement, Parent will file a registration statement on Form F-4 (the “Prospectus”) to register certain securities and Parent and Purchaser will file an amended and restated offer (the “Exchange Offer”) and related documents with the SEC. These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time will contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety once they are available before any decision is made with respect to the proposed transaction. When available, documentation relating to the Exchange Offer, including the Prospectus, may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of Genzyme’s Solicitation/Recommendation Statement in respect of the Exchange Offer and the Merger Agreement will be made available by Genzyme; investors and security holders can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling (617) 252-7500 and asking for the Shareholder Relations Department.

Amendments to the Offer to Purchase

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(5)(T)	Transcript of Town Hall presentation to Genzyme employees on February 16, 2011, incorporated by reference to Sanofi-Aventis Rule 425 filing on February 18, 2011.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/s/ Alexandre Lemoalle

Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/s/ Karen Linehan

Name:	Karen Linehan
Title:	Authorized Signatory

Date: February 18, 2011

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on October 4, 2010 in The Wall Street Journal.*

(a)(5)(A)	Press Release issued by Sanofi-Aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by Sanofi-Aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by Sanofi-Aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by Sanofi-Aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by Sanofi-Aventis on October 20, 2010.*

(a)(5)(F)	Excerpt from Investor Presentation by Sanofi-Aventis on October 28, 2010.*

(a)(5)(G)	Excerpts of Transcript of Earnings Conference Call held by Sanofi-Aventis on October 28, 2010.*

(a)(5)(H)	Press Release issued by Sanofi-Aventis on November 8, 2010.*

(a)(5)(I)	Press Release issued by Sanofi-Aventis on December 13, 2010.*

(a)(5)(J)	Press Release issued by Sanofi-Aventis on January 9, 2011.*

(a)(5)(K)	Excerpt from Investor Presentation by Sanofi-Aventis on January 11, 2011.*

(a)(5)(L)	Press Release issued by Sanofi-Aventis on January 12, 2011.*

(a)(5)(M)	Press Release issued by Sanofi-Aventis on January 24, 2011.*

(a)(5)(N)	Letter Agreement dated as of January 30, 2011 by and between Sanofi-Aventis and Genzyme Corporation.*

(a)(5)(O)	Excerpt from Investor Presentation by Sanofi-Aventis on February 9, 2011.*

(a)(5)(P)	Joint Press Release issued by Sanofi-Aventis and Genzyme on February 16, 2011. ***

(a)(5)(Q)	Investor Presentation by Sanofi-Aventis and Genzyme on February 16, 2011.***

(a)(5)(R)	Town Hall presentation to Genzyme employees on February 16, 2011.***

(a)(5)(S)	Transcript of Investor Conference Call held by Sanofi-Aventis and Genzyme on February 16, 2011, incorporated by reference to Sanofi-Aventis Rule 425 filing on February 17, 2011.

(a)(5)(T)	Transcript of Town Hall presentation to Genzyme employees on February 16, 2011, incorporated by reference to Sanofi-Aventis Rule 425 filing on February 18, 2011.

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(b)(B)	Amendment Agreement dated as of February 15, 2011, Relating to a Term Facilities Agreement dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent.*

(d)(1)	Agreement and Plan of Merger, dated as of February 16, 2011, among Sanofi-Aventis, GC Merger Corp., and Genzyme Corporation.*

(d)(2)	Form of Contingent Value Rights Agreement by and between Sanofi and Trustee.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
***	Incorporated by reference to Sanofi-Aventis Rule 425 filing on February 16, 2011.